UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Sandoz Inc.
Sandoz US Communications
100 College Road West
Princeton, NJ 08540
USA

www.us.sandoz.com

MEDIA RELEASE

Sandoz Resolves Generic Drug Antitrust Investigation in the U.S.

Princeton, New Jersey, March 2, 2020 – Sandoz Inc. has reached a resolution with the U.S. Department of Justice (DOJ) Antitrust Division concerning the Department’s more than three-year-long antitrust investigation into the U.S. generic drug industry. The Sandoz resolution relates to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. As part of the resolution, Sandoz has agreed to pay USD 195 million and will enter into a deferred prosecution agreement (DPA).

Sandoz is a global leader in generic pharmaceuticals and biosimilars with a broad portfolio of high-quality medicines covering all major therapeutic areas. In the U.S., during the period in question, the company provided patients with over 400 marketed generic medicines.

As recognized by the DOJ, Sandoz cooperated with the government’s investigation. Individuals implicated in the underlying conduct are no longer employed by the company.

Under the terms of the agreement, Sandoz will continue to take steps to enhance its compliance program, employee training, and monitoring. Sandoz will also continue to cooperate with the government’s ongoing investigation into the generic pharmaceutical industry.

Carol Lynch, President of Sandoz Inc., said: “We take seriously our compliance with antitrust laws, and in reaching today’s resolution, we are not only resolving historical issues but also underscoring our commitment to continually improving our compliance and training programs and evolving our controls. We are disappointed that this misconduct occurred in the face of our clear antitrust compliance policies and multiple trainings – and in full contravention of the company’s values.”

In addition, the company is also in settlement negotiations with the DOJ Civil Division to resolve potential related claims and is taking a provision of USD 185 million for this purpose.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “will,” “deferred,” “portfolio,” “continue,” “take steps,” “to enhance,” “to cooperate,” “ongoing,” “commitment,” “evolving,” “purpose,” “potential,” “pioneer,” “ambition,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the generic and biosimilar products described in this press release, or regarding potential future revenues from such products, or regarding the resolution, the DPA, the ongoing investigation into the generic pharmaceutical industry, and the compliance, monitoring and training activities described in this press release. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the ongoing and future enhancements to our compliance, monitoring and training activities will be successful, or achieve any particular outcome, or in any particular time frame. Neither can there be any guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding the resolution, the DPA, the ongoing and future enhancements to our compliance, monitoring and training activities, and such products could be affected by, among other things, the possibility that our enhanced compliance, monitoring and training activities may not successfully prevent or detect all future improper activities; regulatory actions or delays or government action generally; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; competition in general, including potential approval of additional generic or biosimilar versions of Sandoz products; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political and economic conditions; safety, quality, data integrity, or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Sandoz

Sandoz, a Novartis division, is a global leader in generic pharmaceuticals and biosimilars. Our purpose is to pioneer access for patients by developing and commercializing novel, affordable approaches that address unmet medical need. Our ambition is to be the world’s leading and most valued generics company. Our broad portfolio of high-quality medicines, covering all major therapeutic areas, accounted for 2019 sales of USD 9.9 billion. Sandoz is headquartered in Holzkirchen, in Germany's Greater Munich area.

Sandoz is on Twitter. Sign up to follow @Sandoz global at http://twitter.com/Sandoz_Global

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Antonio Ligi Novartis Global Communications +41 79 7233681 (mobile) antonio.ligi@novartis.com Eric Althoff Novartis US Communications +1 646 438 4335 eric.althoff@novartis.com	Chris Lewis Sandoz Global Communications +49 174 244 9501 (mobile) chris.lewis@sandoz.com Leslie Pott Sandoz US Communications +1 201 354 0279 (mobile) leslie.pott@sandoz.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 862 778 3258
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 2, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting